Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following is a press release of Comcast:

Cable Industry Veteran Michael Willner Agrees to Serve as
President and CEO of “SpinCo”

Stamford, CT and Philadelphia, PA – May 15, 2014 – Charter Communications, Inc. (Nasdaq: CHTR) and Comcast Corporation (Nasdaq: CMCSA, CMCSK) today announced that former Insight Communications, Inc. co-founder and CEO and 40-year cable industry veteran Michael S. Willner has agreed to serve as President and Chief Executive Officer of “SpinCo,” the new cable company that will be spun off from Comcast upon completion of the Comcast – Time Warner Cable merger and the Comcast – Charter transactions.  Willner will oversee the operations of SpinCo, which will serve approximately 2.5 million customers in Alabama, Indiana, Kentucky, Michigan, Minnesota, Tennessee and Wisconsin.

SpinCo will have a nine-member board of directors, three of whom will be appointed by Charter, including Charter President and CEO, Tom Rutledge, who will serve as the non-executive Chairman of the Board.  Comcast will appoint three of the remaining six members of the board and will select three more from a list provided by Charter.  These six board members will be independent of both Charter and Comcast.  In addition, Charter will have a services agreement with SpinCo, which will help both companies achieve greater scale and regional efficiencies.

“A skilled operator with an impressive track record of success, Michael has been a pillar of leadership and an active ambassador for the Industry,” said Tom Rutledge, President and CEO of Charter. “Michael’s expertise, strategic vision, and knowledge from his years at Insight will be invaluable to the customers, employees and shareholders of SpinCo.  Having him on board now – and leading the new business post-transaction – will be extremely advantageous.”

“Michael is an excellent leader and the perfect choice to be at the helm of this new company,” said Brian L. Roberts, Chairman and CEO of Comcast.  “His deep knowledge of the cable business, combined with his experience and focus on technology, will enable him to drive growth and product innovation for customers and position SpinCo as a competitor in the industry.”

“I am excited to assemble and lead a new team of executives who will be exclusively focused on creating a great company with terrific products and excellent customer service,” said Willner.  “I am honored to take on this task and look forward to working with Tom and his team at Charter, as well as the strong teams in place within these systems and the other MSOs and suppliers in the industry.”

Willner was a co-founder and CEO of Insight Communications from 1985 through 2012, when Insight was sold to Time Warner Cable. Under Willner’s leadership, Insight Communications became one of the most highly regarded operating companies in the industry.  He began his career in 1974 at Vision Cable Communications, a division of Advanced Publications and a part of the Newhouse family’s media investments, where he rose to become the Chief Operating Officer. Willner currently serves as President and CEO of privately-held Penthera Partners, a software licensing company focused on cloud-to-mobile technology.  He will remain involved with that company as a member of its board.

Willner twice served as Chairman of the National Cable and Telecommunications Association (NCTA), the industry’s principal trade association.  In addition, he was Chairman of the NCTA’s political action committee (CablePAC) from 2000 until 2012, Chairman of the Board of the Cable Center from 2007 through 2011, was on the executive committee of CableLabs, and the boards of C-SPAN and the Walter Kaitz Foundation.  Willner is a recipient of the NCTA’s 2004 Vanguard Award for Distinguished Leadership and a member of both the Broadcasting and Cable Hall of Fame and the Cable Hall of Fame.

Willner graduated from Boston University’s College of Communications in 1974.

About Charter Communications
Charter (NASDAQ: CHTR) is a leading broadband communications company and the fourth-largest cable operator in the United States. Charter provides a full range of advanced broadband services, including advanced Charter TV® video entertainment programming, Charter Internet® access, and Charter Phone®. Charter Business® similarly provides scalable, tailored, and cost-effective broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, business telephone, video and music entertainment services, and wireless backhaul. Charter's advertising sales and production services are sold under the Charter Media® brand. More information about Charter can be found at charter.com.

About Comcast Corporation
Comcast Corporation (Nasdaq: CMCSA, CMCSK) is a global media and technology company with two primary businesses, Comcast Cable and NBCUniversal. Comcast Cable is the nation's largest video, high-speed Internet and phone provider to residential customers under the XFINITY brand and also provides these services to businesses. NBCUniversal operates 30 news, entertainment and sports cable networks, the NBC and Telemundo broadcast networks, television production operations, television station groups, Universal Pictures and Universal Parks and Resorts. Visit www.comcastcorporation.com for more information.

Contacts:

Charter
Justin Venech
203-905-7818

Comcast
Kate Finn
215-286-7727

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.